

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 25, 2009

Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 8, 2009**
> **File No. 333-159843**
> **Preliminary Consent Solicitation Statement on Schedule 14A**
> **Filed June 8, 2009**
> **File No. 1-34084**

Dear Mr. Junquera:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed June 8, 2009

General

1.   To the extent any of the comments on the registration statement on Form S-4 are applicable to the preliminary consent solicitation statement filed on June 8, 2009, please revise that document accordingly.

2.   We note that you are requiring Preferred Stock holders to take action in favor of the Preferred Stock Consent as a condition to validly tender their shares of

Preferred Stock. As a result, the information required to be included in a consent solicitation statement by Section 14(a) of the Exchange Act with respect to the Preferred Stock Consent appears to be material to an investment decision on the Exchange Offer. Please revise to include all such information in the prospectus.

3. Please file the legality and tax opinions and the form of letter of transmittal as exhibits to your next amendment or tell us when you plan to file them.

4. Please provide in the forepart of the prospectus a statement as to whether any federal or other regulatory requirements must be complied with or approval must be obtained in connection with the transactions and, if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

5. You disclose in the preliminary consent solicitation statement that you have agreed with the U.S. Treasury to the Series C Preferred Stock Exchange. Please file this agreement as an exhibit to the registration statement.

6. Please provide us with your analysis of why Rule 13e-3 is inapplicable.

7. We note that you intend to determine the Relevant Price and the number of shares of Common Stock issuable for each exchanged security on the second business day prior to the expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Prospectus Cover Page

8. Please define "VWAP" on the cover page of the prospectus, or refer to the definition provided elsewhere in the document.

Forward-looking statements, page 1

9. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your disclosure obligations under Rule 13e-4(e)(3) which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm that the company will avoid using this statement in all future communications.

Questions and answers about the Exchange Offer, page 4

What is the purpose of the Exchange Offer?, page 4

10.   We note your use of the measure "Tier 1 common/risk-weighted assets ratio" in
        your disclosure on page 4 as well as in various other locations in this filing and in
        the preliminary consent solicitation statement. However, Tier 1 Common appears
        to be a non-GAAP measure because it is not required by GAAP, Commission
        Rules, or banking regulatory requirements. Therefore, please revise to provide
        the disclosures required by Item 10(e) of Regulation S-K.

11.   You disclose on page 4 that you may raise further Tier 1 common equity or
        increase your Tier 1 common ratio through sales of non-core assets and
        businesses and, if necessary, the further issuance of common equity and other Tier
        1 common qualifying instruments for cash. Please tell us, with a view towards
        revised disclosure, the status of these or any other actions the company is
        considering as part of its capital raising efforts.

What are the key terms of the Preferred Stock Exchange Offer?, page 5

12.   Please tell us, with a view towards revised disclosure, whether the U.S. Treasury
        has indicated whether it will agree to exchange the Series C Preferred Stock for
        newly issued trust preferred securities. Please also discuss what adjustment to the
        terms of the warrant that was issued to the U.S. Treasury would result absent the
        consent of the U.S. Treasury to the Exchange Offer.

Risk Factors, page 31

13.   The purpose of the risk factors section is to discuss the most significant factors
        that make investment in the company speculative or risky. It is not intended to be
        a place for the company to offer assurances or to state its inability to offer
        assurances. However, you make several references to the company's inability to
        offer assurances as to certain aspects of the offering. Instead of stating the
        company's inability to offer assurances, please revise the disclosure to merely
        state the material risks posed by the uncertainties addressed.

Selected Financial Data, page 39

14.   Please revise to include complete summarized financial information required by
        Items 1010(c)(4)-(c)(6) of Regulation M-A.

Acceptance Priority Levels; Prorationing, page 50

15.   Please revise to clarify that the acceptance information in the table applies only to
        each series of Acceptance Priority Level 2 trust preferred securities.

Conditions to the Exchange Offer, page 52

16.   We note in the last sentence of the last paragraph of this section the disclosure
        relating to the company's failure to exercise any of the rights described in this
        section. This language suggests that if a condition is triggered and the company
        fails to assert the condition, it will not lose the right to assert the condition at a
        later time. Please note that when a condition is triggered and the company
        decides to proceed with the offer anyway, we believe that this decision is
        tantamount to a waiver of the triggered condition(s). Depending on the
        materiality of the waived condition and the number of days remaining in the offer,
        the company may be required to extend the offer and recirculate new disclosure to
        security holders. Please confirm the company's understanding that if an offer
        condition is triggered, it will notify shareholders whether or not it has waived
        such condition.

17.   All conditions to the tender offer, other than those conditions dependent upon the
        receipt of necessary government approvals, must be satisfied or waived prior to
        the expiration of the tender offer. We note the language in the final paragraph
        under this heading that states the rights delineated are ongoing rights that "[you]
        may assert at any time or at various times…." Please revise your disclosure.

Expiration Date; Extension; Termination; Amendment, page 53

18.   You reserve the right to "delay acceptance for exchange of the shares of Preferred
        Stock or Trust Preferred Securities tendered in the Exchange Offer." Clarify in
        what circumstances you will delay acceptance. For example, if you are referring
        to the right to delay acceptance only due to an extension of the exchange offer, so
        state.

Consequences of Failure to Exchange Shares …, page 60

19.   We note the disclosure that "regardless of whether the Preferred Stock Consent is
        obtained, the Series C Preferred Stock will have a senior right to dividends or
        distributions, either as Senior Preferred Stock or trust preferred securities."
        However, it appears based on disclosure elsewhere in the prospectus that the U.S.
        Treasury has not yet agreed to exchange its Series C Preferred Stock for newly
        issued trust preferred securities. Please revise the disclosure to clearly reflect that,
        in the event the Preferred Stock Consent is not obtained, the U.S. Treasury will
        have a senior right to dividends or distributions only if it agrees to exchange its
        Series C Preferred Stock for newly issued trust preferred securities.

Comparison of rights between the shares of preferred stock or trust preferred securities, page 73

20.   We note that you qualify information disclosed on pages 73 through 77 by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.

21.   Please tell us what is contemplated by the statement on page 73 that certain provisions of the company's Certificate of Incorporation and the Certificates of Designation would be amended by the Preferred Stock Consent. We note, in that regard, that the preliminary consent solicitation statement does not discuss the provisions of the company's Certificate of Incorporation and the Certificates of Designation that would be amended by the Preferred Stock Consent.

Taxation, page 78

22.   To the extent the information presented in this section represents one or more opinions of counsel, please revise to so indicate.

23.   You state that the tax consequences described under the subsections "Exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer" and "Exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer" are based on the assumed treatment of the Trusts as grantor trusts and on the treatment of the debt securities held by the related trusts as the company's indebtedness, or the indebtedness of its subsidiaries, for federal and Puerto Rico income tax purposes. To the extent the information presented in this section represents one or more opinions of counsel, it is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

Preliminary Consent Solicitation Statement on Schedule 14A filed June 8, 2009

General

24.   Please confirm that the consent solicitation statement will be sent to security holders at least 20 business days prior to the date the consents may be used to effect the actions contemplated by the consent solicitation statement. Refer to Note D.3 to Schedule 14A.

25.   Please include the full undertaking contemplated by Note D.2 to Schedule 14A.

26.   Please confirm that the approximate date on which the consent solicitation statement is first sent or given to security holders will be included on the first page of the consent solicitation statement. Refer to Item 1.b. of Schedule 14A.

27.   Please furnish the information required to be in the consent solicitation statement by Rule 14a-5(e). Refer to Item 1.c. of Schedule 14A.

28.   Please file a form of consent with your next amendment marked to indicate that it is a preliminary copy. Alternatively, you should more clearly specify in the consent solicitation statement that the form of consent is included as a detachable portion to the letter of transmittal. Please revise or advise. Refer to Exchange Act Rules 14a-4(a) and 14a-6(e)(1).

Questions and Answers about the Consent Materials and the Consent Solicitation, page 1

Q: Can I change or revoke my Consent?, page 3

29.   Please discuss if and how holders that have tendered shares of Preferred Stock in the Exchange Offer may change or revoke their Tendering Consent in connection with or subsequent to a valid withdrawal of their tender of shares of Preferred Stock.

Information on Granting Consents, page 5

30.   Please tell us, with a view towards revised disclosure, if the written consent of the holder of the Series C Preferred Stock is required to approve the Senior Preferred Stock Issuance.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the

Jorge A. Junquera
Popular, Inc.
June 25, 2009
Page 7

filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: By facsimile to (212) 291-9043
        Robert W. Downes
        Sullivan & Cromwell LLP